Via Facsimile and U.S. Mail
Mail Stop 6010

June 30, 2008

Peter P. Smetek, Jr.
Chief Executive Officer and Chief Financial Officer
Larrea Biosciences Corporation
1628 Marshall
Houston, Texas 77006

Re: Larrea Biosciences Corporation
Form 10-KSB for the Fiscal Year Ended April 30, 2007
Filed August 6, 2007
File Number: 000-50281

Dear Mr. Smetek:

        We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief